UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)

Snyder's-Lance, Inc.
(Name of Issuer)

Common Stock, $0.83-1/3 par value
(Title of Class of Securities)

833551 104
(CUSIP Number)

Adam G. Ciongoli
Senior Vice President and
 General Counsel
Campbell Soup Company
One Campbell Place
Camden, New Jersey 08103-1799

with a copy to:

Michael J. Aiello, Esq.
Eoghan P. Keenan, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 833551 104

1.	Name of Reporting Person Campbell Soup Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: New Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 100 (See item 4)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 100 (See item 4)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100 (see Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D
Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.83-1/3 per share (the "Common Stock") of Snyder's-Lance, Inc., a North Carolina corporation (the "Issuer") and amends the initial statement on Schedule 13D filed on December 28, 2017 (the "Original 13D" and, together with this Amendment, the "13D"). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

On March 26, 2018, Campbell Soup Company, a New Jersey corporation ("Campbell") and Twist Merger Sub, Inc., a North Carolina corporation and indirect wholly-owned subsidiary of Campbell ("Merger Sub") completed the transactions contemplated by the Agreement and Plan of Merger, dated December 18, 2017, by and among the Issuer, Campbell and Merger Sub (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger") with the Issuer surviving the Merger as an indirect wholly-owned subsidiary of Campbell (the "Surviving Corporation") and Merger Sub ceasing to exist following the Merger.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Closing of the Merger

On March 26, 2018, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as an indirect wholly-owned subsidiary of Campbell and Merger Sub ceasing to exist following the Merger.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive the Per Share Amount. Further, at the Effective Time, the 100 shares of common stock of Merger Sub that were outstanding immediately prior to the Effective Time were converted into and became 100 shares of common stock of the Surviving Corporation.

In connection with the closing of the Merger, the Shares that previously traded under the stock symbol "LNCE", ceased trading on, and are being delisted from, the NASDAQ Global Market.

In connection with the Merger, each member of the Board of Directors of the Issuer (the "Issuer Board") resigned from the Issuer Board, including any committee thereof. At the Effective Time, the board of directors of Merger Sub immediately prior to the Effective Time became the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of the Reporting Person to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a) and (b) As a result of the Merger and pursuant to the Merger Agreement, (i) Campbell acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 100% of the outstanding Shares; and (ii) Campbell has sole power to vote and dispose of 100% of the Shares.

(c) Except for the Merger Agreement, to the knowledge of Campbell, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of Campbell, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as March 26, 2018

CAMPBELL SOUP COMPANY

By:	/s/ Charles A. Brawley
Name:	Charles A. Brawley
Title:	Vice President, Corporate Secretary and Associate General Counsel